Bank Austria
Creditanstalt

A Member of HVB Group
8420 / Investor Relations
Schottengasse 6-8
1010 Vienna / Austria
Tel.: +43 (0) 50505 - 58853
Fax: +43 (0) 50505 - 58808

RECEIVED
2005 MAR 14 P 3:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
United States of America


05006437

Vienna, March 2005

**Attn: Office of International Corporation Finance**

Re: Bank Austria Creditanstalt AG, **file number 82-34765**
Submission of Information pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madame:

Please find enclosed information from Bank Austria Creditanstalt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact me (+43-50505-58803) with any questions you have.

**Bank Austria Creditanstalt AG**

Gerhard Smoley e.h. Ursula Künstler

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

Harald Triplat ☎ +43 (0) 50505 50005
Gerhard Smoley ☎ +43 (0) 50505 58803

Vienna, 1 March 2005

**Bank Austria Creditanstalt presents "Staff Service Regulations 2005"**

- **New, modern "Staff Service Regulations 2005" will become applicable as of 1 April 2005**
- **Less automatic increments, but significantly more bonus pay in future**

The Management of Bank Austria Creditanstalt (BA-CA) yesterday presented the "Staff Service Regulations 2005" to the Supervisory Board. The Supervisory Board acknowledged the package and gave its approval. The Staff Service Regulations 2005 will come into force as of 1 April 2005. Although it proved impossible to find a joint solution with the Employees' Council before the end of the negotiations, the Management essentially took its orientation from the joint target agreement of 15 December 2004.

BA-CA CEO Hampel: "The Staff Service Regulations 2005 mark an important step. They provide security for the bank and its jobs in Austria for the future."

**The principal points in detail:**

1. **The basis for the staff service regulations applicable to all employees of BA-CA is the collective agreement applicable to the commercial banks subsector.**
2. **Existing salaries will remain unchanged**
3. **The performance-related pay system will be expanded – plus 70 per cent more bonus in 2005.**
4. **Existing definitive employment contracts remain valid – but no new obligations to give tenure to long-standing employees**
5. **The standard weekly working time will be extended to 38 hours.**

With the "Staff Service Regulations 2005" the Management has brought the traditional terms and conditions of BA-CA's employees closer to normal industry standards.

Bank Austria Creditanstalt AG
8420 / Investor Relations
Schottengasse 6-8
A-1010 Vienna

phone: +43 (0)5 05 05-58853
fax: +43 (0)5 05 05-58808

mailto:ir@ba-ca.com
http://ir.ba-ca.com

Harald Triplat ☎ +43 (0) 50505 50005
Gerhard Smoley ☎ +43 (0) 50505 58803

Vienna, 2 March, 2005

## BA-CA finalizes acquisition of Hebros Bank

- **BA-CA subsidiaries in Bulgaria: 10% market share put them at strong 3rd place in the country**
- **Strong joint position with around 220 branches and 600,000 customers**

By 1st March 2005 Bank Austria Creditanstalt has finalized the acquisition of Hebros Bank. The sellers of the 99.9% interest are SWC BV and SWR Investments, independent investment companies. Details of the purchase price have not been disclosed. The purchase price is slightly higher than twice the book value and is in line with the strategic importance of the acquisition. "The strong joint position of the two Bulgarian banks puts them at 3rd place in Bulgaria among banks. It is a perfect basis for further growth." says BA-CA CEO, Erich Hampel.

The two Bulgarian subsidiaries of BA-CA HVB Bank Biochim and Hebros Bank hold an excellent position in the Bulgarian banking market. Together they serve more than 600,000 clients. With combined total assets of about BGN 2.6 billion (1.3 billion euro) HVB Bank Biochim and Hebros Bank become a strong number 3 among banks in Bulgaria. Jointly they are especially well-positioned in the lending business: their combined market share of 11.4% makes them Bulgaria's second-largest lender. The two banks are a very close second in the area of business loans, with a combined market share of 11.2 per cent. They rank third in the retail lending sector with a combined market share of 10.6 per cent. In the deposits of clients business the two banks are the number 4, with a market share of 8.3 per cent.

BA-CA will hold nearly 90 percent. 10 percent will be held by HVB Bank Biochim. The directly held equity interest of HVB Bank Biochim in Hebros Bank ensures a direct link and close co-operation between BA-CA's two Bulgarian banking subsidiaries right from the start. The remaining 0.1 percent will be held by minority shareholders. CA IB, the investment banking arm of BA-CA, and the Austrian law firm Wolf Theiss as well as Ernst & Young Bulgaria acted as advisors to BA-CA on this acquisition.

**Preparation for integration started**

The integration process starts with the closing of the acquisition. During the integration the two banks will operate in parallel. It will be completed in 2006. The first consolidation of Hebros Bank will occur with the 2nd quarter of 2005. The new Management Board of Hebros Bank was announced as follows: Peter Harold, CEO of HVB Bank Biochim, additionally will take over the function of CEO of Hebros Bank. Ludmil Gatchev will leave the Management Board of HVB Bank Biochim and will become a Member of the Management Board of Hebros Bank. Alexander Tsatchev (Corporate and Retail) and Vesselin Denchev (Operations and IT) will remain on the Board of Hebros Bank. These appointments are subject to approval by the country's authorities.



Bank Austria Creditanstalt AG
8420 / Investor Relations
Schottengasse 6-8
A-1010 Vienna

phone: +43 (0)5 05 05-58853
fax: +43 (0)5 05 05-58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com